EXHIBIT 99.2

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Telkom SA Limited (TKG) Change in directorate

In compliance with paragraph 3.59 of the JSE Listings Requirements and in accordance with the company's articles of association, shareholders are advised that the Class B shareholder has withdrawn Mr B Molefe as its representative on the Board of Telkom with immediate effect and replaced him with Mr A Rhoda.

5 March 2008
Pretoria
Sponsor: UBS South Africa